EXHIBIT 11

                STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
                     PER ITEM 601(B)(11) OF REGULATION S-K

                                              YEAR ENDED          YEAR ENDED
                                           DECEMBER 31, 1996   DECEMBER 31, 1997

Common Stock outstanding                       10,284,658          12,965,990
Common Stock equivalents for options
  granted                                               0                   0
Shares used in computing net
  loss per common share(1)                     10,284,658          12,965,990
Net loss                                     $(16,813,994)       $ (6,828,712)
Net loss per common share-basic
  and diluted                                $      (1.63)       $       (0.53)

(1) Common and common equivalent shares issued from January 1, 1995 through the effective date of the Company's initial public offering on September 25, 1996 have been included in the computation using the treasury stock method as if they were outstanding for all periods prior to June 30, 1996. Diluted net loss per common share is computed using the weighted-average number of shares of common and common equivalent shares outstanding during the periods. Common equivalent shares consist of stock options using the treasury stock method. Common equivalent shares from stock options are excluded from the computation if their effect is antidilutive.
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